Exhibit 99.2

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Monday September 04, 2023

The +securities the subject of this notification are:

☑  Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDS	ORDINARY FULLY PAID	45,662	31/08/2023

Refer to next page for full details of the announcement

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

☑  New announcement

1.5 Date of this announcement

4/9/2023

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

☑  Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

2.2b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are:

☑  securities that have already been quoted on ASX (“existing class”)

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Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

☑  A transfer of existing +securities

The underlying securities being received by the holder are:

☑  Already quoted by ASX

Existing +securities converting into an existing class

FROM (Existing Class)

ASX +Security code and description

WDSAF : SWEP EQUITY RIGHTS

TO (Existing Class)

ASX +Security code and description

WDS : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted
31/8/2023
45,662

Is this all of the options or other +convertible securities on issue of that type?

☑  No

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

☑  Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?

☑  Yes

Provide details of the KMP or associates who are exercising options or converting convertible securities.

Name of KMP	Name of registered holder	Number of +securities

Shiva McMahon	Shiva McMahon	13,355

Graham Tiver	Graham Tiver	32,307

Date the +securities the subject of this notification were issued/transferred

31/8/2023

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Any other information the entity wishes to provide about the +securities the subject of this notification

SWEP Equity Rights under the Supplementary Woodside Equity Plan, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on vesting of the rights. Further information regarding the terms of the SWEP Equity Rights can be found in Woodside’s Annual Report, available here:

https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2022-annual-report/annual -report-2022.pdf?sfvrsn=52bf2032_7
See remuneration report on pages 69-93 and Note E.2 in the notes to financial statements.

Issue details

Number of +securities

45,662

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 4 - + Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,898,749,771

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAE : WEP EQUITY RIGHTS	6,489,446

WDSAB : PERFORMANCE RIGHTS	1,812,762

WDSAF : SWEP EQUITY RIGHTS	2,684,664

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